 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* France, James C. (Last) (First) (Middle) 1801 West International Speedway Blvd. (Street) Daytona Beach, FL 32114 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol International Speedway Corporation ISCA, ISCB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year) December 23, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
           X          Officer                X          Other

Officer/Other
Description           President/COO, Group Member
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class B Common Stock	12/23/2002	J (1) |	484,418.0000 | D |	3,792.0000	D
Class B Common Stock	12/23/2002	J (1) |	483,934.0000 | A |	483,934.0000	I	By Carl Two Limited Partnership
Class B Common Stock	12/23/2002	J (1) |	484.0000 | A |	484.0000	I	By Carl Two, LLC by Carl Two LP
Class A Common Stock				15,050.0000	D
Class A Common Stock				35,785.0000	I	By Remainder of France Family Group
Class B Common Stock				3,486,903.6200	I	By Carl Investment Limited Partnership
Class B Common Stock				71,161.3800	I	By Carl Investment/Quarternary Invesment
Class B Common Stock				9,886.0000	I	By Quarternary Investment Company
Class B Common Stock				11,336,375.4073	I	By Remainder of France Family Group
Class B Common Stock				1,500.0000	I	By Spouse Directly
Class B Common Stock				3,617,536.9777	I	By Western Opportunity
Class B Common Stock				77,642.6350	I	By Western Opportunity /Principal Invest
Class B Common Stock				18,805.0200	I	By White River/ Secondary Investment Co
Class B Common Stock				191,942.8390	I	By White River/ARB
Class B Common Stock				1,650,949.1210	I	By White River/NASCAR

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

France, James C. - December 23, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses : Signed pursuant to power of attorney previously filed with the commission.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Glenn R. Padgett as attorney in fact for ________________________________ 12-23-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

France, James C. - December 23, 2002
Form 4 (continued)
FOOTNOTE Descriptions for International Speedway Corporation ISCA, ISCB

Form 4 - December 23, 2002

James C. France
1801 West International Speedway Blvd.

Daytona Beach, FL 32114
Explanation of responses:

(1)   Reported transaction is the effect of contribution of Issuer shares by a natural person member of the France Family Group to newly created entity(ies) which became member(s) of the France Family Group on the date of the contribution as a result of the contribution or exchange for partnership interests. Results in no change in the aggregate number of Issuer shares owned or controlled by the members of the France Family Group.

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